Exhibit 4.7

Description of the Registrant’s Securities Registered Pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended

The class A stock, par value $0.01 per share (“Class A Stock”), and the 6.375% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of Brookfield Property REIT Inc., a Delaware corporation (“BPR”), are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following descriptions of the Class A Stock and the Series A Preferred Stock set forth certain general terms and provisions of the Class A Stock and the Series A Preferred Stock. These descriptions are in all respects subject to and qualified in their entirety by, and should be read in conjunction with, the applicable provisions of the Fourth Amended and Restated Certificate of Incorporation of BPR (the “Charter”) and the Fifth Amended and Restated Bylaws of BPR (the “Bylaws”) (each of which is incorporated herein by reference) and the applicable provisions of General Corporation Law of the State of Delaware (“DGCL”).

Class A Stock

The Charter authorizes the issuance of up to 4,517,500,000 shares of Class A Stock. All issued and outstanding shares of Class A Stock are fully paid and nonassessable.

Voting Rights

Except as otherwise expressly provided in the Charter or as required by law, the holders of Class A Stock, class B-1 stock, par value $0.01 per share (“Class B-1 Stock”), series B preferred stock, par value $0.01 per share (“Series B Preferred Stock”), and class C stock, par value $0.01 per share (“Class C Stock”), vote together and not as separate classes. The holders of shares of Class A Stock are entitled to one vote for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter, except that holders of shares of Class A Stock are not entitled to vote (i) on a liquidation or dissolution or conversion of the Class A Stock in connection with a Market Capitalization Liquidation Event (as defined below) or (ii) to reduce the voting power of the Class B-1 Stock, Series B Preferred Stock or Class C Stock.

In addition, BPR may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of Class A Stock not held by Brookfield Asset Management Inc. (“BAM”), Brookfield Property Partners L.P. (“BPY”) or their controlled affiliates, voting as a class, (i) amend, alter or repeal the provisions of the Charter so as to adversely affect any right, preference, privilege or voting power of the Class A Stock or (ii) issue shares of capital stock with a preference as to dividends or upon liquidation senior to, or pari passu with, the Class A Stock (other than the Series A Preferred Stock).

Prior to August 28, 2020, BPR may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors of BPR, materially amend, modify, or alter the Rights Agreement, dated as of April 27, 2018, by and between BAM and Wilmington Trust, National Association (the “Rights Agreement”) or repeal, terminate or waive any rights under the Rights Agreement. From and after August 28, 2020, BPR may not, without either (i) the affirmative vote of a majority of outstanding shares of Class A Stock not held by BAM, BPY or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors of BPR or (ii) the affirmative vote of holders of at least two-thirds of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled affiliates, voting as a class, materially amend, modify, or alter the Rights Agreement or repeal, terminate or waive any rights under the Rights Agreement.

Dividends

Pursuant to the Charter and subject to the prior rights of holders of all classes and series of preferred stock (other than the Series B Preferred Stock) at the time outstanding having prior rights as to dividends, each share of Class A Stock entitles its holder to cumulative dividends per share in a cash amount equal in value to (i) the amount of any distribution made on a limited partnership unit of BPY (“BPY unit”) multiplied by (ii) the conversion factor determined in accordance with the Charter and in effect on the date of declaration of such dividend. The record and payment dates for the dividends or other distributions upon the shares of Class A Stock, to the extent not prohibited by applicable law, shall be the same as the record and payment dates for the dividends or other distributions upon the BPY units.

The dividends upon the Class A Stock shall, if and to the extent declared by the Board of Directors of BPR (the “BPR board”), be paid in arrears (without interest) on the dividend payment date with respect thereto. If the full amount of the dividend is not declared and paid on such dividend payment date, then the dividend shall accrue and accumulate, whether or not BPR has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned, declared or authorized. Any dividend payment made on shares of the Class A Stock shall first be credited against the earliest accumulated but unpaid dividends due with respect to such shares of Class A Stock which remain payable. All Class A dividends shall be paid prior and in preference to any dividends or distributions on the Class B-1 Stock, class B-2 stock, par value $0.01 per share (the “Class B-2 Stock”), Series B Preferred Stock or Class C Stock and shall be fully declared and paid or set aside before any dividends are declared and paid or any other distributions are made on any Class B-1 Stock, Class B-2 Stock, Series B Preferred Stock or Class C Stock. The holders of Class A Stock are not entitled to any dividends from BPR other than these dividends.

Liquidation

Upon any liquidation, dissolution or winding up of BPR or BPR OP, LP, which is the operating partnership through which BPR conducts substantially all of its business, that is not a Market Capitalization Liquidation Event or is not substantially concurrent with the liquidation, dissolution or winding up of BPY, and subject to the prior rights of holders of all classes and series of preferred stock (other than the Series B Preferred Stock) and after the payment in full to any holder of Class A Stock that has exercised the exchange right described below, the holders of Class A Stock shall be entitled to a cash amount, for each share of Class A Stock, equal to the market price of one BPY unit (subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR) on the date immediately preceding the public announcement of such liquidation, dissolution or winding up, plus all declared and unpaid dividends. If, upon any such liquidation, dissolution or winding up, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of Class A Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

Upon any liquidation, dissolution or winding up of BPY, and after the payment in full to any holder of Class A Stock that has exercised the exchange right described below, the holders of Class A Stock shall be entitled to a cash amount, for each share of Class A Stock, equal to the same amount as the liquidating distributions in respect of one BPY unit (subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR), plus all declared and unpaid dividends. If, upon any such liquidation, dissolution or winding up of BPY, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of Class A Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

If the market capitalization of the Class A Stock (i.e., if the price per share of Class A Stock, multiplied by the number of shares of Class A Stock outstanding) averages, over any period of 30 consecutive trading days, less than one billion dollars ($1,000,000,000), the BPR board will have the right to liquidate BPR’s assets and wind up BPR’s operations (a “Market Capitalization Liquidation Event”). Upon any Market Capitalization Liquidation Event, and subject to the rights of holders of any class or series of BPR stock having prior rights upon liquidation and after the payment in full to any holder of Class A Stock that has exercised the exchange rights described below, the holders of Class A Stock shall be entitled to a cash amount, for each share of Class A Stock, equal to the dollar volume-weighted average price of one BPY unit over the ten (10) trading days immediately following the public announcement of such Market Capitalization Liquidation Event, plus all declared and unpaid dividends. If, upon any such Market Capitalization Liquidation Event, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of Class A Stock ratably in proportion to the full amounts which they would otherwise be respectively entitled to receive. Notwithstanding the foregoing, upon any Market Capitalization Liquidation Event, BPY or an affiliate of BPY may elect to exchange all of the outstanding shares of the Class A Stock for BPY units on a one-for-one basis. This initial one-for-one conversion factor is subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. Any BPY units so delivered will be registered with the Securities and Exchange Commission (the “SEC”) and listed for trading on a national securities exchange.

Power to Increase or Decrease the Authorized Number of Shares of Class A Stock

The number of authorized shares of Class A Stock may not be increased or decreased without the affirmative vote of the holders of a majority of the outstanding shares of Class A Stock voting separately as a class, in accordance with Section 242(b)(2) of the DGCL.

Power to Issue Additional Shares of Class A Stock

The BPR board is authorized, except as required by the listing standards of the Nasdaq Stock Market (“Nasdaq”), to issue additional shares of Class A Stock without stockholder approval.

Exchange of Class A Stock for BPY Units

Holders of Class A Stock have the right to exchange all or a portion of their Class A Stock for cash at a price equal to the value of an equivalent number of BPY units, subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. Upon receipt of a request for exchange, BPR will deliver a notice of exchange to BAM and BPY within one (1) business day and will have ten (10) business days to deliver the cash amount to the tendering holder. Upon receipt of the notice of exchange, BPY or an affiliate of BPY may elect to satisfy BPR’s exchange obligation by exchanging all of the shares of the Class A Stock tendered for BPY units on a one-for-one basis. This initial one-for-one conversion factor is subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. For instance, the conversion factor will be adjusted in the event that either BPR or BPY (i) splits or reverse splits its shares of Class A Stock or BPY units, respectively, (ii) pays a dividend or distribution on its outstanding Class A Stock or BPY units in the form of additional shares of Class A Stock or BPY units, respectively and as applicable, or (iii) distributes, at a discount, any rights, options or warrants to all or substantially all of the existing holders of Class A Stock or BPY units convertible into shares of Class A Stock or BPY units, respectively. BPY or such affiliate of BPY has three (3) business days from the receipt of the notice of exchange to inform BPR, BAM and the tendering holder of its intention to satisfy the exchange obligation, and if so elected will have to satisfy such obligation within ten (10) business days from the date of the notice of exchange. If BPY or an affiliate of BPY exercises its right to assume the exchange obligation, deliver the BPY units and acquire the Class A Stock, such Class A Stock will automatically be converted into Class B-1 Stock upon such exchange.

To effect a repurchase or exchange, a holder of shares of Class A Stock must provide BPR with a notice of exchange. The exchange must be for at least 1,000 shares of Class A Stock, or, if for less than 1,000 shares of Class A Stock, for all of the shares of Class A Stock held by the tendering holder.

If the tendering holder does not receive the applicable cash amount from BPR or BPY units from BPY or an affiliate of BPY within ten (10) business days of submitting the notice of exchange, such tendering holder will be entitled to receive either the cash amount or BPY units from BAM no later than 12 business days following submission of the notice of exchange, pursuant to and subject to the terms and conditions of the Rights Agreement. The Rights Agreement will terminate on August 28, 2038, subject to certain exceptions and extension.

Transfer Restrictions

In order to qualify as a REIT under the Internal Revenue Code of 1986, as amended, modified, supplemented or replaced from time to time (the “Code”) for a taxable year, BPR must satisfy certain ownership requirements. In order to meet these requirements, the Charter contains provisions which limit the value of BPR stock that a stockholder may own, or be deemed to own by virtue of the applicable attribution provisions of the Code. The ownership limit is set at 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of BPR’s capital stock. The BPR board, in its sole and absolute discretion, may waive the ownership limit in certain circumstances. If shares of capital stock in excess of the ownership limit, or shares which would cause BPR to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares.
Preemptive Rights

No holders of the Class A Stock have any preemptive rights to purchase or subscribe for any other security.

Listing and Transfer Agent

The Class A Stock is listed on the Nasdaq under the trading symbol “BPR.” The transfer agent and registrar for the Class A Stock is American Stock Transfer & Trust Company, LLC, Brooklyn, New York.

Series A Preferred Stock

The Charter authorizes the issuance of up to 11,500,000 shares of Series A Preferred Stock. All issued and outstanding shares of Series A Preferred Stock are fully paid and nonassessable.

Voting Rights

Except as may be required by law or the rules of any securities exchange or quotation system on which the Series A Preferred Stock is then listed, traded or quoted, holders of the Series A Preferred Stock have no voting rights. If, however, dividends on any outstanding shares of the Series A Preferred Stock have not been paid for six (6) or more quarterly periods (whether or not consecutive), holders of the Series A Preferred Stock, voting as a single class together with the holders of any other series of BPR’s preferred stock that it may issue in the future that are entitled to similar voting rights, will be entitled to elect two (2) additional directors to the BPR board to serve until all unpaid dividends have been paid or declared and set apart for payment.

In addition, BPR may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock voting separately as a class:

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authorize, create or increase the authorized or issued amount of any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of BPR, or reclassify any authorized capital stock into, or create, authorize or issue any obligation or security convertible into, exchangeable for or evidencing the right to purchase, any such senior shares; or

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amend, alter or repeal the provisions of the Charter (including the Series A Preferred Stock designations) or Bylaws, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof.

Any increase in the amount of total authorized preferred stock, or any increase in the amount of authorized shares of the Series A Preferred Stock, or any creation, issuance or increase in the amount of authorized shares of any other series of the preferred stock ranking on parity with or junior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of BPR, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

Dividends

Holders of Series A Preferred Stock are entitled to cumulative preferential cash dividends (whether or not declared) at a rate of 6.375% per year of the $25.00 liquidation preference per share (equivalent to an annual rate of $1.59375 per share). Dividends on the Series A Preferred Stock are payable quarterly in arrears on the first day of January, April, July and October of each year, or, if not a business day, on the next succeeding business day (and no interest, additional dividends or other sums will accrue or accumulate on the amount so payable for the period from and after that dividend payment date to that next succeeding business day), when, as and if declared by the BPR board.

Ranking

The Series A Preferred Stock ranks:

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senior to the Class C Stock, Series B Preferred Stock, Class B-1 Stock, Class B-2 Stock, Class A Stock and any other class or series of capital stock established by BPR in the future, the terms of which specifically provide that such series ranks junior to the Series A Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up;

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on parity with any other series of preferred stock that BPR may establish in the future, the terms of which specifically provide that such series ranks on parity with the Series A Preferred Stock with respect to the payment of dividends and distributions of assets upon the liquidation, dissolution or winding up of BPR; and

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junior to any other series of preferred stock established by BPR in the future, the terms of which specifically provide that such series ranks senior to the Series A Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up (which establishment shall be subject to the voting rights described above).

Liquidation Preference

If BPR liquidates, dissolves or winds up, holders of the Series A Preferred Stock will be entitled to receive out of BPR’s assets available for distribution to stockholders (after payment or provision for all of BPR’s debts and other liabilities and subject to the preferential rights of the holders of any series of preferred stock ranking senior to the Series A Preferred Stock with respect to the distribution of assets upon BPR’s liquidation, dissolution or winding up (the establishment of which series of preferred stock shall be subject to the voting rights described above)) a liquidation preference of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of payment, before any distribution of assets is made to the holders of the Class C Stock, Class B-1 Stock, Class B-2 Stock, Class A Stock and any other class or series of BPR’s capital stock ranking junior to the Series A Preferred Stock with respect to the distribution of assets upon BPR’s liquidation, dissolution or winding up.

Optional Redemption

BPR, at its option, upon giving the notice described below, may redeem the Series A Preferred Stock, in whole at any time or in part from time to time, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption. Any partial redemption will be made on a pro rata basis or by any other equitable method determined by BPR and in accordance with any applicable securities exchange rules.

Special Optional Redemption

Upon the occurrence of a change of control (as defined below), BPR may, at its option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such change of control occurred, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

A “change of control” occurs when, after the initial delivery of the Series A Preferred Stock, the following have occurred and are continuing:

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the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions, of BPR’s stock entitling that person to exercise more than 50% of the total voting power of all BPR’s stock entitled to vote generally in the election of BPR’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

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following the closing of any transaction referred to in the bullet point above, neither BPR nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American (“NYSE MKT”) or the Nasdaq or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or the Nasdaq.

Conversion Rights

Upon the occurrence of a change of control, each holder of the Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder (unless BPR has provided or provides irrevocable notice of its election to redeem the Series A Preferred Stock, in which case such holder will only have the right with respect to the shares of the Series A Preferred Stock not called for redemption (unless BPR defaults in the payment of the redemption price and all accumulated and unpaid dividends, in which case such holder will again have a conversion right with respect to the shares subject to such default in payment)) into a number of shares of Class A Stock or Class C Stock (whichever class is elected by the holder of the Series A Preferred Stock) per share of the Series A Preferred Stock to be converted equal to the lesser of:

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the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of all accumulated and unpaid dividends (whether or not declared) to, but not including, the change of control conversion date (unless the change of control conversion date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Class A Stock price or the Class C Stock price, as applicable; and

•	the class A share cap or the class C share cap, as applicable, subject to certain adjustments,

◦	The class A share cap is equal to 2.7386636030467.

◦	The class C share cap is equal to 2.4679.
subject, in each case, to provisions for the receipt of alternative consideration and other conditions.

If a holder of the Series A Preferred Stock makes no election on whether to receive Class A Stock or Class C Stock, such holder will receive Class A Stock upon conversion.

Except as provided above in connection with a change of control, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

Transfer Restrictions

In order to qualify as a REIT under the Code, BPR must satisfy certain ownership requirements. In order to meet these requirements, the Charter contains provisions which limit the value of BPR stock that a stockholder may own, or be deemed to own by virtue of the applicable attribution provisions of the Code. The ownership limit is set at 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of capital stock. The BPR board, in its sole and absolute discretion, may waive the ownership limit in certain circumstances. If shares of capital stock in excess of the ownership limit, or shares which would cause BPR to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares.

REIT Qualification Optional Redemption

If the redemption of a holder’s Series A Preferred Stock is required to prevent a violation of the ownership limit (which is 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of BPR’s capital stock, as may be adjusted pursuant to the Charter, then BPR may, at its option, redeem the Series A Preferred Stock of such holder, in such amount required to comply with the ownership limit, for cash at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared), to, but not including, the date of redemption.

No Maturity, Sinking Fund Mandatory Redemption

The Series A Preferred Stock has no stated maturity date and is not subject to mandatory redemption or any sinking fund. BPR is not required to set aside funds to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely unless BPR decides to redeem the shares at its option or, under circumstances where the holders of the Series A Preferred Stock have a conversion right, such holders decide to convert the Series A Preferred Stock into Class A Stock or Class C Stock.

Information Rights

During any period in which BPR is not subject to Section 13 or 15(d) of the Exchange Act and any Series A Preferred Stock is outstanding, BPR will (i) transmit by mail or otherwise provide (or by other permissible means under the Exchange Act) to all holders of the Series A Preferred Stock as their names and addresses appear in BPR’s record books (or otherwise in accordance with the applicable procedures of The Depository Trust Company) and, without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that BPR would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if BPR were subject thereto (other than any exhibits, including certifications, that would have been required) and (ii) promptly, upon request, provide copies of such reports to any prospective holder of the Series A Preferred Stock.

Preemptive Rights

No holders of the Series A Preferred Stock have any preemptive rights to purchase or subscribe for Class A Stock, Class C Stock or any other security.

Listing and Transfer Agent

The Series A Preferred Stock is listed on the Nasdaq under the trading symbol “BPRAP.” The transfer agent and registrar for the Series A Preferred Stock is American Stock Transfer & Trust Company, LLC, Brooklyn, New York.